UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Steel Partners Holdings L.P.
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

85814R107
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners, Ltd.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON WGL CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,939,647 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,939,647 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,939,647 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON CO

(1) Class B Common Units.

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,058,038 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,058,038 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,058,038 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON CO

(1) Includes 6,939,647 Class B Common Units.

CUSIP NO. 85814R107

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,665,195
	8	SHARED VOTING POWER 7,058,038 (1)
	9	SOLE DISPOSITIVE POWER 1,665,195
	10	SHARED DISPOSITIVE POWER 7,058,038 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,723,233 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IN

(1) Includes 6,939,647 Class B Common Units.

CUSIP NO. 85814R107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 118,391 Units owned directly by SPL were acquired as follows: (i) 103,541 Units were acquired by SPL with its working capital in private transactions for an aggregate purchase price of approximately $773,120; and (ii) 14,850 Units were acquired in connection with a settlement agreement with a former investor in an affiliated entity.

The 6,939,647 Class B Units owned directly by WGL were acquired pursuant to the arrangements discussed in Item 4 below.

The 1,665,195 Units owned directly by Warren G. Lichtenstein were acquired as follows: (i) 100,026 Units were distributed as a dividend by WGL to Mr. Lichtenstein, who at the time was the sole shareholder of WGL (these Units were initially distributed to WGL by Steel Partners II (Offshore) Ltd. (“Steel Offshore”) and Steel Partners II (Onshore) LP (“Steel Onshore”), in connection with the restructuring of such entities); (ii) 1,564,544 Units were distributed to Mr. Lichtenstein by Steel Onshore and (iii) 625 Units were received in exchange for 625 shares of common stock of a predecessor of the Issuer.

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Units beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A annexed to the initial Schedule 13D (“Schedule A”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL, 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012.  On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012.

In connection with the issuance of the Class B Units to WGL, WGL entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which WGL agreed that it shall not offer, sell, offer to sell, contract to sell, hedge, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell (or announce any offer, sale, offer of sale, contract of sale, hedge, pledge, sale of any option or contract to purchase, purchase of any option or contract of sale, grant of any option, right or warrant to purchase or other sale or disposition), or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any holder at any time in the future), the Class B Units for a period of one year from April 11, 2012.  A copy of the Lock-Up Agreement is attached as Exhibit 99.1 to the initial Schedule 13D and incorporated herein by reference.

CUSIP NO. 85814R107

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Units at prices that would make the purchase or sale of Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the Lock-Up Agreement (with respect to the Class B Units), the limited partnership agreement of the Issuer or applicable law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein’s capacity as an executive officer and director of the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Units reported owned by each person named herein is based upon 32,122,686 Units outstanding, which is the total number of Units (including the Class B Units issued to WGL) outstanding as of the date hereof based on information obtained from the Issuer.

As of the close of business on May 14, 2012, WGL owned directly 6,939,647 Class B Units, constituting approximately 21.6% of the Units outstanding.  By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL.

As of the close of business on May 14, 2012, SPL owned directly 118,391 Units, constituting less than 1% of the Units outstanding.  By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by SPL.

As of the close of business on May 14, 2012, Warren G. Lichtenstein owned directly 1,665,195 Units, constituting approximately 5.2% of the Units outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On May 11, 2012, WGL acquired 536,645 Class B Units from the Issuer pursuant to the arrangements discussed in Item 4 above.  There were no other transactions in securities of the Issuer by the Reporting Persons since the filing of the initial Schedule 13D.

CUSIP NO. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012	WGL CAPITAL CORP.

	By:	/s/ Warren G. Lichtenstein
Warren G. Lichtenstein Chief Executive Officer

STEEL PARTNERS, LTD.

By:	/s/ Warren G. Lichtenstein
Warren G. Lichtenstein Chief Executive Officer

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

CUSIP NO. 85814R107

SCHEDULE B

Interest in Securities of the Issuer by the Persons, Who Are Not Reporting Persons, Listed on Schedule A

Name	Number of Units Beneficially Owned	Percentage	Aggregate Cost

Jack L. Howard	2,821,2381	8.8%	$2

1  Consists of the following: (i) 543,648 Units held directly by Mr. Howard; (ii) 1,519,552 Units owned by The II Trust; (iii) 747,938 Units owned by The III Trust; and (iv) 10,100 Units owned by EMH Howard, LLC (“EMH”).  Mr. Howard is the trustee for The II Trust and The III Trust and is the managing member of EMH.  Mr. Howard may be deemed to have investment and voting power with respect to the Units held by The II Trust, The III Trust and EMH.  Mr. Howard disclaims beneficial ownership of such Units owned by The II Trust, The III Trust and EMH.  Absent banking regulatory approval, voting rights are forfeited with respect to all Units in excess of 9.9%, and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

2 The 2,821,238 Units beneficially owned by Jack L. Howard were acquired as follows: (i) with respect to the 543,648 Units owned directly by Mr. Howard, 533,794 Units were received as a distribution from Steel Onshore in connection with the restructuring of such entity and 9,854 Units were received in exchange for 9,854 shares of common stock of a predecessor of the Issuer; (ii) the 2,267,490 Units owned directly by The II Trust and The III Trust were transferred to them following a distribution by Steel Onshore; and (iii) the 10,100 Units owned directly by EMH were received in exchange for 10,100 shares of common stock of a predecessor of the Issuer.